Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS ABN AMRO

Combination of ABN AMRO and Barclays

23rd April 2007

BARCLAYS ABN AMRO

Marcus Agius

Barclays Group Chairman

BARCLAYS ABN AMRO

Rijkman Groenink

ABN AMRO Chairman of Managing Board

BARCLAYS ABN AMRO

John Varley

Barclays Group Chief Executive

BARCLAYS ABN AMRO

The opportunity

• Significant opportunity to accelerate our strategy

• Combination creates advantage for customers

• Financial metrics attractive for shareholders

• Merger combines strengths and values of both businesses

BARCLAYS ABN AMRO

Transaction delivery

Key terms • 3.225 new Barclays shares per ABN AMRO share

• €36.25 per ABN AMRO ordinary share (1)

• Ownership 52% Barclays, 48% ABN AMRO

• Sale of LaSalle Bank Financial • Synergies: €3.5bn Metrics • EPS Accretion: 5% in 2010

• Rol: 13% in 2010 Corporate • Unitary Board structure

Governance

Structure • UK incorporation

• HQ in Amsterdam

• UK FSA lead regulator

(1) Based on Barclays closing share price of Barclays ordinary shares, £7.50, on 20th April 2007 (FT exchange rate 1.4739) and including the €0.60 2006 final dividend per ABN AMRO ordinary share

BARCLAYS ABN AMRO

Sale of LaSalle Bank to Bank of America

• LaSalle Bank to be sold for $21 billion

• Completion expected prior to combination with Barclays

• Est. €12bn excess capital returned to shareholders

• Commitment to leading US investment management and investment banking franchises and growing cards business

We continue to expect our US businesses to deliver strong growth and to be a major contributor to the combined Group’s performance

BARCLAYS ABN AMRO

Board structure

BOARD

• Arthur Martinez, Chairman

• Marcus Agius, Deputy Chairman

• 9 Members from ABN AMRO

• 10 Members from Barclays

BARCLAYS ABN AMRO

An experienced and clearly defined executive team will deliver the benefits

EXECUTIVE COMMITTEE

John Varley, Group Chief Executive

Robert E. Diamond, Group President, CEO of IBIM

Huibert Boumeester Frits Seegers Chris Lucas Group Chief CEO of GRCB Group Finance Director Administrative Officer

Ron Teerlink Piero Overmars

Paul Idzik Chief Operating Officer CEO of Continental Europe

Group Chief Operating Officer of GRCB and Asia, GRCB

BARCLAYS ABN AMRO

Strategic context

• The global financial services industry is fragmented

• The sources of growth in demand are clear

• The successful strategy will align portfolio composition with market growth and customer demand

• This alignment will drive benefits for customers, shareholders and employees

BARCLAYS ABN AMRO

Offering world class capabilities to an enlarged, complementary customer base

World class capabilities

• Retail Banking

• Credit Cards

• Affluent Banking

• Commercial Banking

• Payments and

transactional Banking

• Investment Banking

• Asset Management

• Wealth Management

Enhanced product capabilities drive cross sell

Expanded client base to drive product revenues

Deep local relationships

• Europe

– UK

– Netherlands

– Italy

– Spain

– Portugal

• US

• Brazil

• Africa

• Asia

– India – Indonesia

– China – Hong Kong

– Pakistan – Singapore

– Taiwan

• Middle East

BARCLAYS ABN AMRO

Balanced portfolio with exposure to high growth markets and segments

24% Developing Markets

Developing Markets

24% UK

36%

US

6% US 6%

Other Europe

17% Netherlands

17%

70% Europe

47% Investment Banking & Investment

Management Wealth

5%

Asset Mgmt.

9%

Retail and Commercial Investment 53% Banking

33%

53% Retail and Commercial

Note: Based on 2006 PBT excluding disposals and assumes a euro exchange rate of 1.47. ABN AMRO PBT data excludes LaSalle Bank

BARCLAYS ABN AMRO

4th Largest Global Retail and Commercial bank by market share

2.5

2

share 1.5 market

Global 1

%

0.5

0

Unicredito Barclays BNP ABN Sumitomo RBS Wells JP Barclays Bank of HSBC Citigroup Santander GRCB Paribas AMRO Mitsui FG Fargo Morgan Combined America

Presence in 64 countries, serving over 47 million customers through more than 7,800 branches

Source: company reports

BARCLAYS ABN AMRO

Global Retail and Commercial Banking: significant growth and efficiency opportunities

• Complementary networks

• Strong presence in key European markets

• Attractive positions in high growth markets

• Economies of scale

• Enhanced distribution

BARCLAYS ABN AMRO

Investment Banking and Investment Management: markets are large and fragmented, significant opportunity for growth

Estimated Global Revenue Estimated Share of Pools, $bn, 2006 Top 5 Players, %

Barclays

Investment banking, 34 66 ~3% revenues %

280

Asset

250 Management, 24 76 ~6%

870

AuM, %

340

Wealth

Management, 14 86 ~1%

Investment Asset Wealth Total Revenue AuM, % Banking Management Management Pool

BARCLAYS ABN AMRO

Investment Banking: a premier global player in risk management and financing

2006 pro forma Investment Banking Income, €bn

24.9

Barclays ABN AMRO

19.2	16.5 17.2 14.6 15.1 15.3 13.8

6.1

9.2

UBS JPM ML Total DB MS Citi GS

(Pre-synergies)

Evaluation Criteria: deliver top tier service, attract / retain best talent and consistently deliver strong returns

BARCLAYS ABN AMRO

Investment Banking: Combination will create incremental growth

• Accelerates mission to be the premier global investment bank in risk management and financing

• Considerably enhances product offering

• Adds client relationships in key growth areas

• Leverages combined middle-market distribution

• Creates significant cost synergies

Confidence in long-term growth rate

BARCLAYS ABN AMRO

Leading European Wealth Manager

• No. 8 globally by assets under management

• Leading Barclays position in UK

• Leading ABN AMRO position in Netherlands and strong footprints in France, Germany and Belgium

• World-class product capabilities to drive revenue growth

• Focus on cross-sell with Asset Management and Investment Banking

BARCLAYS ABN AMRO

Investment Management: BGI growth enhanced by ABN AMRO distribution

• ABN AMRO extensive distribution network to deliver Barclays world class products and services

• Considerable opportunities in Continental Europe

• ABN AMRO offers capability in active fundamental investment and retail distribution

• BGI and ABN AMRO Asset Management will be run as separate businesses

BARCLAYS ABN AMRO

What success will look like

• Top quartile TSR over time relative to peers

• Double-digit growth in EPS and economic profit

• Enterprise value growth

– developing brand equity

– accelerating recruitment of new customers – extending relationships with existing customers – enhancing of reputation as an employer of choice

• Returns on capital that benefit from a universal bank’s capital efficiency and synergies

BARCLAYS ABN AMRO

Chris Lucas

Barclays Group Finance Director

BARCLAYS ABN AMRO

Substantial identified synergies

• Total synergies: €3.5bn

• Cost synergies: €2.8bn

• Net revenue synergies: €0.7bn

• Implementation costs: €3.6bn or 129% of cost synergies

• Proforma 2006 cost:income ratio (57%) below Barclays (59%) and ABN AMRO (71%)

BARCLAYS ABN AMRO

Expected total synergies by year

€m 2008 2009 2010 Cost 870 2,080 2,800

Net

(470)—700 revenue

TOTAL 400 2,080 3,500

% 11% 59% 100%

BARCLAYS ABN AMRO

Expected total synergies by business

€m Retail and Investment Investment Corporate Commercial Banking Management Centre

Cost 1,650 850 100 200

% 59% 30% 4% 7%

Net

150 500 50 -Revenue

% 22% 71% 7%

BARCLAYS ABN AMRO

Synergies in Retail and Commercial and Investment Banking

Retail and Commercial

Operational efficiency 540

IT 530

Global product 280

solutions Management 230

structure Other 70

Costs 1,650

Net Revenues 150

Investment Banking

Staff costs 700 Infrastructure 150

Costs 850 Net Revenues 500

BARCLAYS ABN AMRO

Cost synergies can be categorised into 4 sets of actions

% of combined Initiative €m 2006 cost base

Headcount Rationalisation 1,610 5.0%

IT 810 2.5%

Project Integration / Discretionary Spend 220 0.7% Property 160 0.5% Total 2,800 8.7%

BARCLAYS ABN AMRO

The transaction drives attractive financial returns

Premium • 33% to ABN AMRO share price on 16th March 2007

• Total synergies: €3.5bn by 2010

Synergies

• Implementation costs: €3.6bn

Capital • Target equity Tier 1 ratio of 5.75%

• 5%(1) accretive in 2010 for Barclays shareholders Cash EPS • Significantly accretive to ABN AMRO shareholders in 2008 Barclays RoI • 2010 target: 13%(1)

Barclays economic value • EP impact: significantly positive by 2010

(1)	Based on consensus data

BARCLAYS ABN AMRO

Capital management will remain a core focus

• Target strong AA rating

• Value-based management discipline

• Maintain Barclays dividend pay-out policy

• Target 5.75% equity/ 7.75% Tier 1 ratio

• Buy-backs part of toolkit; benchmark for acquisitions

• Est. €12bn return to shareholders post sale of LaSalle Bank

BARCLAYS ABN AMRO

Indicative timetable

Today • Announcement of agreement on terms

• Offer documentation posted to ABN shareholders

July 2007

• Class 1 circular posted to Barclays shareholders August 2007 • Shareholder EGMs Q4 2007 • Completion of LaSalle Bank sale to Bank of America Q4 2007 • Completion of transaction

BARCLAYS ABN AMRO

John Varley

Barclays Group Chief Executive

BARCLAYS ABN AMRO

Summary

• Significant opportunity to accelerate our strategy

• Merger combines strengths and values of both businesses

• Combination creates advantage for customers

• Financial metrics attractive for shareholders

BARCLAYS ABN AMRO         Disclaimer         This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects it will file with the SEC a Registration Statement on Form F-4 which will constitute a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.         The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.        Forward looking statements        This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays and ABN AMRO’s plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays and ABN AMRO caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between Barclays and ABN AMRO within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving Barclays and ABN AMRO, including the achievement of synergy targets, Barclays and ABN AMRO’s future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditures and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical facts. Additional risks and factors are identified in Barclays and ABN AMRO’s filings with the SEC, including Barclays and ABN AMRO’s Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on Barclays website at http://www.barclays.com and ABN AMRO’s website at http://www.abnamro.com, respectively, and on the SEC’s website at http://www.sec.gov.         Any forward-looking statements made by or on behalf of Barclays or ABN AMRO speak only as of the date they are made. Barclays and ABN AMRO do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays or ABN AMRO has made or may make in documents Barclays or ABN AMRO has filed or may file with the SEC.         Sources of ABN AMRO financial information         Source of all group figures presented stem from the 2006 Annual Report or Management Information that reconciles to Annual Reports of ABN AMRO. In the Annual Report of ABN AMRO the figures 2002 and 2003 are according to Dutch GAAP, the numbers as of 2004 are according to IFRS (excluding the consolidation effect of private equity controlled investments).

BARCLAYS ABN AMRO

Q & A

BARCLAYS ABN AMRO

Combination of ABN AMRO and Barclays

23rd April 2007